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                               March 30, 2023

       Jeffrey D. Marell
       Partner
       Paul, Weiss, Rifkind, Wharton & Garrison LLP
       1285 Avenue of the Americas
       New York, NY 10019

                                                        Re: Necessity Retail
REIT, Inc.
                                                            PREC14A filed March
22, 2023
                                                            File No. 001-38597

       Dear Jeffrey D. Marell:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       PREC14A filed March 22, 2023

       General

   1. Please outline briefly the rights of appraisal or similar rights of dissenters with respect to any matter to be acted
upon at the meeting and indicate any statutory procedure required to be followed by
dissenting security holders in order to perfect such rights. See Item 3 of
                                                        Schedule 14A.
   2.                                                   Please mark as
preliminary your form of proxy. See Rule 14a-6(e)(1).
   3. We note references in the proxy statement and form of proxy to "Rule 14(a)-4(c)." Please correct such references
to "Rule 14a-4(c)."
       Questions and Answers About the Meeting and Voting, page 2

   4. We note the following sentence on page 6: "Because the Board of Directors determined that under Maryland law
and our Bylaws, unless the Maryland courts determine
                                                        otherwise, the GOLD
proxy card accompanying this Proxy Statement is not a    universal
 Jeffrey D. Marell
Paul, Weiss, Rifkind, Wharton & Garrison LLP
March 30, 2023
Page 2
         proxy card and does not contain the names of Blackwells    purported
nominees." Please
         include the missing phrase, "Blackwells    purported nominees were not
validly
         nominated," after the word "determined" to clarify the sentence, as has been done in the equivalent section of the Global Net Lease preliminary proxy statement.
Background to the Solicitation, page 8

5. We understand that the September 16 letter referred to addressed Global Net Lease's performance, and not that of Necessity Retail REIT, Inc. Please correct the disclosure accordingly, or advise.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to David Plattner, at 202-551-8094, or Christina Chalk, at
202-551-3263.



FirstName LastNameJeffrey D. Marell                  Sincerely,
Comapany NamePaul, Weiss, Rifkind, Wharton & Garrison LLP
                                                     Division of Corporation
Finance
March 30, 2023 Page 2                                Office of Mergers and
Acquisitions
FirstName LastName